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                               December 30, 2020

       William J. Buese
       Vice President, Chief Financial Officer and Treasurer
       QEP Resources, Inc.
       1050 17th Street, Suite 800
       Denver, CO 80265

                                                        Re: QEP Resources, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 1-34778

       Dear Mr. Buese:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       General

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, in the
event that the Chancery Court does not have jurisdiction, the federal district court
for the District of Delaware or other state courts of the State of
                                                        Delaware) as the
exclusive forum for certain litigation, including any    derivative action.
                                                        Please disclose whether
this provision applies to actions arising under the Securities Act or Exchange Act. If so,
please also state that there is uncertainty as to whether a court would enforce such
provision. If the provision applies to Securities Act claims, please also state that investors
cannot waive compliance with the federal securities laws and the rules and regulations
thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
                                                        If this provision does
not apply to actions arising under the Securities Act or Exchange
 William J. Buese
QEP Resources, Inc.
December 30, 2020
Page 2
         Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence,
Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



FirstName LastNameWilliam J. Buese                             Sincerely,
Comapany NameQEP Resources, Inc.
                                                               Division of
Corporation Finance
December 30, 2020 Page 2                                       Office of Energy
& Transportation
FirstName LastName